EXHIBIT 10.5

PLEDGE AND SECURITY AGREEMENT

(GFN U.S. Australasia Holdings, Inc. as Pledgor
GFN Asia Pacific Holdings Pty Ltd. as Issuer)

THIS **PLEDGE AND SECURITY AGREEMENT**, dated as of September 25, 2017, is made by **GFN ASIA PACIFIC HOLDINGS PTY LTD.** (ACN 620127791), an Australian corporation (the "*Issuer*"), and **GFN U.S. AUSTRALASIA HOLDINGS, INC.**, a Delaware corporation ("*Pledgor*"), in favor of **BISON CAPITAL PARTNERS V, L.P.**, a Delaware limited partnership, in its capacity as Collateral Agent for the Holders under the Purchase Agreement referred to below (in such capacity, together with its successors in such capacity, "*Secured Party*").

STATEMENT OF PURPOSE

Pursuant to the Purchase Agreement, the Secured Party agreed to make certain financial accommodations as set forth therein.

As required under Section 7.7(f) of the Purchase Agreement, Pledgor is executing and delivering this Pledge Agreement, pursuant to which Pledgor will pledge the Issuer Interests (defined below) to the Secured Party.

NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Issuer and Pledgor hereby agree with the Secured Party as follows:

1.   Defined Terms. Unless otherwise defined herein, terms which are defined in the Purchase Agreement and used herein are so used as so defined, and the following terms shall have the following meanings:

"Collateral" means all of Pledgor's right, title and interest in and to the following, whether now owned or existing or hereafter arising or acquired, regardless of where any such assets and property are located: (a) all of the Capital Stock (whether now owned or existing or hereafter arising or acquired, whether the same constitutes "general intangibles", "investment property", a "security" or other personal property under the UCC, and whether such interest is certificated or uncertificated) in the Issuer, and all securities (as that term is defined in the UCC), if any, issued by the Issuer to Pledgor (the foregoing described property being, the "Issuer Interests"); (b) the certificate(s) or instrument(s) representing the Issuer Interests; (c) all (i) dividends and distributions (in cash, instruments, Capital Stock or otherwise) on all of the Issuer Interests, including Pledgor's share of the profits and losses of the Issuer, (ii) rights to subscribe for, purchase or sell any or all of the Issuer Interests and (iii) other rights and property from time to time received, receivable or otherwise distributed or distributable, in each case in respect of or in exchange for any or all of the Issuer Interests; (d) all right, title and interest of Pledgor under each Governing Document of the Issuer (to the extent such right, title and interest arises as a result of Pledgor's ownership of the Issuer Interests (excluding, for the avoidance of doubt, any rights, title or interest Pledgor may have as an officer, director, manager or employee of the Issuer)), as such Governing Document may hereafter be amended, renewed, consolidated, restated, replaced or otherwise modified from time to time; (e) all replacements of, additions to and substitutions for any of the foregoing, including all claims against third parties; (f) all cash and non-cash proceeds, interest, profits and other income of or on any of the foregoing described property; (g) all

supporting obligations relating to any and all of the foregoing; (h) all books and records relating to any of the foregoing described property; (i) all accounts, as defined in the UCC, including any rights to payment for the sale or lease of goods or rendition of services, whether or not they have been earned by performance; (j) all inventory (as defined in the UCC), goods (as defined in the UCC) and merchandise, wherever located, to be furnished under any contract of service or held for sale or lease; (k) all returned goods; (l) all raw materials; (d) all work-in-process; (e) all finished goods (including embedded software); (m) all other materials and supplies of any kind, nature or description which are used or consumed in Pledgor's business or used in connection with the packing, shipping, advertising, selling or finishing of such inventory, goods and merchandise; (n) all documents of title or other documents (as defined in the UCC, and including without limitation bills of lading, warehouse receipts) representing such inventory, goods and merchandise; (o) all contract rights; (p) all chattel paper, as defined in the UCC, including without limitation, electronic chattel paper, (q) all documents (as defined in the UCC, and including without limitation bills of lading, warehouse receipts); (r) all instruments, as defined in the UCC; (s) supporting obligations, as defined in the UCC; (t) all general intangibles (as defined in the UCC), choses in action and causes of action and all other intangible personal property of every kind and nature (other than accounts), including, without limitation, all contract rights, payment intangibles, licenses, franchises, permits, patents, patent rights, copyrights, works which are the subject matter of copyrights, trademarks, service marks, trade names, trade styles, patent, trademark and service mark applications, and all licenses and rights related to any of the foregoing, corporate or other business records, inventions, designs, blueprints, plans, specifications, patents, patent applications, trademarks, service marks, trade names, trade secrets, goodwill, copyrights, computer software, customer lists, registrations, licenses, franchises, tax refund claims, any funds which may become due in connection with the termination of any employee benefit plan or any rights thereto and any other amounts payable from any employee benefit plan, rights and claims against carriers and shippers, rights to indemnification, business interruption insurance and proceeds thereof, property, casualty or any similar type of insurance and any proceeds thereof, proceeds of insurance covering the lives of key employees on which Pledgor is beneficiary, rights to receive dividends, distributions, cash, instruments (as defined in the UCC) and other property in respect of or in exchange for pledged equity interests or Issued Interests, and any letter of credit, guarantee, claim, security interest or other security held by or granted to Pledgor; (u) machinery, equipment, furniture, furnishings, fixtures, and other tangible personal property (except inventory), including embedded software, office equipment, as well as all of such types of property leased by Pledgor and all of Pledgor's rights and interests with respect thereto under such leases (including, without limitation, options to purchase); together with all present and future additions and accessions thereto, replacements therefor, component and auxiliary parts and supplies used or to be used in connection therewith, and all substitutes for any of the foregoing, and all manuals, drawings, instructions, warranties and rights with respect thereto (wherever any of the foregoing is located); (v) all letter-of-credit rights, as defined in the UCC; (w) all money, cash, cash equivalents, securities and other property of any kind of Pledgor held directly or indirectly by Pledgor; (x) all of Pledgor's deposit accounts, credits, and balances with any financial institution with which Pledgor maintains deposits; (y) all claims in tort ("Tort Claims"), including without limitation, any commercial tort claim (as defined in the UCC); (z) all investment property, as defined in the UCC, including, without limitation, Issuer Interests constituting investment property; (aa) all books, records and other property related to or referring to any of the foregoing, including books, records, account ledgers, data processing records, computer software and other property and

general intangibles at any time evidencing or relating to any of the foregoing; and (bb) all accessions to, substitutions for and replacements, products and proceeds of any of the foregoing, including, but not limited to, proceeds of any insurance policies, claims against third parties, rents and profits, and condemnation or requisition payments with respect to all or any of the foregoing.

"Governing Documents" means the organizational documents of the Issuer, including, without limitation, the constitution of the Issuer.

"Guaranty" means the Guaranty dated as of September 25, 2017 by Pledgor in favor of Secured Party, as amended, restated, supplemented or otherwise modified from time to time.

"Obligations" means all of Pledgor's obligations under each of the Purchase Agreement, the Guaranty and each Related Agreement to which Pledgor is a party.

"Pledge Agreement" means this Pledge and Security Agreement, as amended, restated, supplemented or otherwise modified from time to time.

"Proceeds" means all "Proceeds" as such term is defined in Section 9102 of the UCC on the date hereof and, in any event, shall include, without limitation, all dividends or other income from the Issuer Interests, collections thereon, proceeds of sale thereof or distributions with respect thereto.

"Purchase Agreement" means that certain Amended and Restated Securities Purchase Agreement dated as of September 19, 2017 by and among Secured Party, General Finance Corporation, a Delaware corporation, GFN U.S. Australasia Holdings, Inc., a Delaware corporation , GFN Asia Pacific Holdings Pty Ltd., an Australian corporation, GFN Asia Pacific Finance Pty Ltd., an Australian corporation, and Royal Wolf Holdings Limited, an Australian corporation, as the same may be as amended, modified, extended, renewed or replaced from time to time.

"UCC" means the Uniform Commercial Code as in effect in the State of California; provided, however, that if by reason of mandatory provisions of law, the perfection or the effect of perfection or non-perfection of the security interests in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of California, "UCC" means the Uniform Commercial Code as in effect in such other jurisdiction for purposes of the provisions hereof relating to such perfection or effect of perfection or non-perfection.

2.   Pledge and Grant of Security Interest. Pledgor hereby grants and pledges to the Secured Party as Collateral Agent for the benefit of the Holders a first priority security interest in the Collateral, as collateral security for the prompt and complete payment and performance when due of the Obligations.

3.   Control of Collateral.

(a)   Pledgor agrees that although Pledgor shall remain listed as the registered owner of the Collateral on the books of the Issuer, upon the occurrence and continuation of an Event of Default under the Purchase Agreement, then the Secured Party shall have the right to direct and instruct the Issuer to transfer or dispose of the Collateral without further action by Pledgor, and Pledgor hereby authorizes and directs the Issuer to comply (and the Issuer agrees to comply) with any instructions or directions with respect to the Collateral received by the Issuer from the Secured Party upon the occurrence and continuation of an Event of Default under the Purchase Agreement. Upon the occurrence and continuation of an Event of Default, all distributions or proceeds payable to Pledgor in respect of the Issuer Interests or the Collateral, including, and without any reduction for, tax distributions, shall be paid directly to the Secured Party, and credited against the Obligations upon receipt thereof by the Secured Party until the Obligations are satisfied in full.

(b)   Contemporaneously herewith, Pledgor has delivered to the Secured Party, to be held and disposed of hereunder, the certificate(s) issued for all of Pledgor's Issuer Interests constituting part of the Collateral on the date hereof, and will deliver to the Secured Party any and all additional certificates that may in the future represent any of the Collateral immediately upon the issuance thereof, in each case accompanied by an appropriate stock power or assignment separate from certificate, duly endorsed in blank by Pledgor, sufficient to enable the Secured Party to have such certificate transferred and registered in its or another's name in accordance with the terms of this Pledge Agreement.

4.   Pledgor Remains Liable. Anything herein to the contrary notwithstanding, (a) Pledgor shall remain liable to perform all of their duties and obligations as a shareholder of the Issuer to the same extent as if this Pledge Agreement had not been executed, (b) the exercise by the Secured Party of any of its rights hereunder shall not release Pledgor from any of their duties or obligations as a shareholder of the Issuer (unless and until Pledgor is no longer a shareholder of the Issuer), and (c) the Secured Party shall have no obligation or liability as a shareholder of the Issuer by reason of this Pledge Agreement.

5.   Representations and Warranties. Pledgor hereby represents and warrants that:

(a)   except with respect to Section 25(d) of this Agreement, Pledgor has the corporate or other organizational power, authority and legal right to execute and deliver, to perform its obligations under, and to grant the Lien on the Collateral pursuant to, this Pledge Agreement and has taken all necessary corporate or other organizational action to authorize its execution, delivery and performance of, and to grant the Lien on the Collateral pursuant to, this Pledge Agreement;

(b)   except with respect to Section 25(d) of this Agreement, this Pledge Agreement constitutes a legal, valid and binding obligation of Pledgor enforceable against Pledgor in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by the availability of equitable remedies;

(c)   except with respect to Section 25(d) of this Agreement, the execution, delivery and performance of this Pledge Agreement will not violate any provision of any Applicable Laws or contractual obligation of Pledgor and will not result in the creation or imposition of any Lien on any of the properties or the revenues of Pledgor pursuant to any Applicable Laws or contractual obligation, except as contemplated hereby and by the Purchase Agreement;

(d)   no consent or authorization of, filing with, or other act by or in respect of, any arbitrator or Governmental Authority and no consent of any other Person (including, without limitation, any equity owner or creditor of Pledgor or the Issuer or any shareholder of the Issuer), is required in connection with the execution, delivery, performance, validity or enforceability of this Pledge Agreement, except (i) those that have been delivered to the Secured Party, (ii) as may be required in connection with the disposition of the Issuer Interests by laws affecting the offering and sale of securities generally, and (iii) filings under the UCC;

(e)   no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of Pledgor, threatened by or against Pledgor or against any of its properties or revenues with respect to this Pledge Agreement or any of the transactions contemplated hereby;

(f)   the Issuer Interests listed on Schedule I (as such schedule may be amended, restated, supplemented or modified from time to time) constitute all of the issued and outstanding equity interests of the Issuer owned by Pledgor;

(g)   all of the Issuer Interests owned by Pledgor have been duly and validly issued;

(h)   Pledgor is the record and beneficial owner of, and has good and marketable title to, the Issuer Interests indicated as owned by Pledgor on Schedule I (as such schedule may be amended, restated, supplemented or modified from time to time) free of any and all Liens or options in favor of, or claims of, any other Person, except the Lien created by this Pledge Agreement and the restrictions set forth in the Governing Documents;

(i)   the jurisdiction in which Pledgor is located for purposes of Section 9307 of the UCC is listed on the signature page hereto;

(j)   upon delivery to the Secured Party of the certificates evidencing the Issuer Interests, the Lien granted pursuant to this Pledge Agreement will constitute a valid, perfected first priority Lien on the Issuer Interests, enforceable as such against all creditors of Pledgor and any Persons purporting to purchase any of the Issuer Interests from Pledgor;

(k)   none of the Issuer Interests are traded on a securities exchange or in securities markets; and

(l)   true and complete copies of the Governing Documents have been delivered to the Secured Party, which Governing Documents are currently in full force and effect and have not been amended or modified except as disclosed to the Secured Party in writing.

6.   Certain Covenants. Pledgor covenants and agrees with the Secured Party, that, from and after the date of this Pledge Agreement until the Obligations are paid in full:

(a)   If Pledgor shall, as a result of its ownership of the Collateral, become entitled to receive or shall receive any stock certificate (including, without limitation, any certificate representing a distribution of any capitalized interest or distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights, whether in addition to, in substitution of, as a conversion of, or in exchange for any of the Collateral, or otherwise in respect thereof, Pledgor shall accept the same as the agent of the Secured Party, hold the same in trust for the Secured Party and deliver the same forthwith to the Secured Party in the exact form received, duly indorsed by Pledgor to the Secured Party, if required, together with an undated stock power covering such certificate duly executed in blank by Pledgor to be held by the Secured Party, subject to the terms hereof, as additional collateral security for the Obligations. In addition, any sums paid upon or in respect of the Collateral upon the liquidation or dissolution of the Issuer shall be held by the Secured Party as additional collateral security for the Obligations.

(b)   Without the prior written consent of the Secured Party, Pledgor will not (i) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Issuer Interests, except for any sale, assignment, transfer or exchange pursuant to which the Issuer Interests remain subject to the Liens in favor of the Secured Party, (ii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Collateral, or any interest therein, except for the Lien provided for by this Pledge Agreement or (iii) enter into any agreement or undertaking restricting the right or ability of Pledgor or the Secured Party to sell, assign or transfer any Collateral. Pledgor will defend the right, title and interest of the Secured Party in and to the Collateral against the claims and demands of all Persons whomsoever.

(c)   At any time and from time to time, upon the written request of the Secured Party, and at the sole expense of Pledgor, Pledgor will promptly and duly execute and deliver such further instruments and documents and take such further actions as the Secured Party may reasonably request for the purposes of obtaining or preserving the full benefits of this Pledge Agreement and of the rights and powers herein granted. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any promissory note, other instrument or chattel paper, such note, instrument or chattel paper shall be promptly delivered to the Secured Party, duly endorsed in a manner satisfactory to the Secured Party, to be held as Collateral pursuant to this Pledge Agreement.

(d)   Pledgor shall deliver all certificates or other documents evidencing or representing the Issuer Interests to the Secured Party, accompanied by undated stock powers covering such certificates duly executed in blank by Pledgor, all in form and substance reasonably satisfactory to the Secured Party and not later than 2 Business Days after the date of issuance thereof.

7.   Cash Distributions; Voting Rights. Unless an Event of Default shall have occurred and be continuing and the Secured Party shall have given notice to Pledgor of the Secured Party's intent to exercise its rights pursuant to Section 8 below, Pledgor shall be permitted to receive all cash distributions paid in accordance with the terms of the Purchase Agreement and the Governing Documents in respect of the Collateral and to exercise all voting and other shareholder rights, with respect to the Collateral; provided, however, that no vote shall be cast or shareholder right exercised or other action taken which, in the Secured Party's reasonable judgment, would impair the security interest granted hereby or which would result in any violation of any provision of the Purchase Agreement, any Governing Document, any other Related Agreement or this Pledge Agreement.

8.   Rights of the Secured Party.

(a)   Pledgor hereby grants the Secured Party an irrevocable proxy (which irrevocable proxy is coupled with an interest and, to the extent permitted by law, shall continue in full force and effect until the Obligations are paid in full), such that if an Event of Default shall occur and be continuing and the Secured Party shall give notice of its intent to exercise such rights to Pledgor, the Secured Party shall be entitled to exercise all voting powers pertaining to the Collateral at all times during the existence of an Event of Default, including the power to call and attend all meetings of the shareholders of the Issuer to be held from time to time with full power to act and vote in the name, place and stead of Pledgor (whether or not the Collateral shall have been transferred into its name or the name of its nominee or nominees), give all consents, waivers and ratifications in respect of the Collateral and otherwise act with respect thereto as though it were the owner thereof, all without liability except to account for property actually received by it, but the Secured

Party shall have no duty to Pledgor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(b)   The rights of the Secured Party hereunder shall not be conditioned or contingent upon the pursuit by the Secured Party of any right or remedy against Pledgor or against any other Person which may be or become liable in respect of all or any part of the Obligations or against any collateral security therefor, guarantee thereof or right of offset with respect thereto. The Secured Party shall not be liable for any failure to demand, collect or realize upon all or any part of the Collateral or for any delay in doing so, nor shall the Secured Party be under any obligation to sell or otherwise dispose of any Collateral upon the request of Pledgor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof.

9.   Remedies. If an Event of Default shall occur and be continuing, the Secured Party may exercise all rights and remedies granted in this Pledge Agreement and in any other instrument or agreement securing, evidencing or relating to the Obligations, and in addition thereto, all rights and remedies of a secured party under the UCC. Without limiting the generality of the foregoing with regard to the scope of the Secured Party's remedies, the Secured Party, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by Applicable Laws referred to below) to or upon Pledgor, the Issuer or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, assign, give option or options to purchase or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, in the over-the-counter market, at any exchange, broker's board or office of the Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by Applicable Laws, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Pledgor, which right or equity is hereby waived or released. The Secured Party shall apply any Proceeds from time to time held by it and the net proceeds of any such collection, recovery, receipt, appropriation, realization or sale, after deducting all reasonable costs and expenses of every kind incurred in respect thereof or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Secured Party hereunder, including, without limitation, reasonable attorneys' fees and disbursements of counsel thereto, to the payment in whole or in part of the Obligations, and only after such application and after the payment by the Secured Party of any other amount required by any provision of Applicable Laws, including, without limitation, Section 9615 of the UCC, need the Secured Party account for the surplus, if any, to Pledgor. To the extent permitted by Applicable Laws, Pledgor waive all claims, damages and demands they may acquire against the Secured Party arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by Applicable Laws, such notice shall be deemed reasonable and proper if given at least 10 days before such sale or other disposition.

10.   Private Sales.

(a)   Pledgor recognizes that the Secured Party may be unable to effect a public sale of any or all the Issuer Interests, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Pledgor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agree that any such private sale shall be deemed to have been made in a commercially reasonable manner. The Secured Party shall be under no obligation to delay a sale of any of the Issuer Interests for the period of time necessary to permit the Issuer to reorganize and/or register such securities for public sale under the Securities Act, or under applicable state securities laws, even if the Issuer would agree to do so.

(b)   Pledgor further agrees to use its best efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Collateral pursuant to this Section 10 valid and binding and in compliance with any and all other Applicable Laws. Pledgor further agrees that a breach of any of the covenants contained in this Section 10 will cause irreparable injury to the Secured Party not compensable in damages, that the Secured Party has no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 10 shall be specifically enforceable against Pledgor, and Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Purchase Agreement or that the Obligations have been paid in full.

11.   Amendments, etc. With Respect to the Obligations. Pledgor shall remain obligated hereunder, and the Collateral shall remain subject to the Lien granted hereby, notwithstanding that, without any reservation of rights against Pledgor, and without notice to or further assent by Pledgor, any demand for payment of any of the Obligations made by the Secured Party may be rescinded by the Secured Party, and any of the Obligations continued, and the Obligations, or the liability of Pledgor or any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered, or released by the Secured Party, and the Purchase Agreement, any other Related Agreements and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or part, as the Secured Party may deem advisable from time to time, and any guarantee, right of offset or other collateral security at any time held by the Secured Party for the payment of the Obligations may be sold, exchanged, waived, surrendered or released. The Secured Party shall have no obligation to protect, secure, perfect or insure any other Lien at any time held by it as security for the Obligations or any property subject thereto. Pledgor waives any and all notice of the creation, renewal, extension or accrual of any of the Obligations and notice of or proof of reliance by the Secured Party upon this Pledge Agreement; the Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Pledge Agreement; and all dealings between Pledgor, on the one hand, and the Secured Party, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Pledge Agreement. Pledgor waives diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon Pledgor with respect to the Obligations.

12.   No Subrogation. Notwithstanding any receipt of any amounts by the Secured Party with respect to any of the Collateral, Pledgor shall not be entitled to be subrogated to any of the rights of the Secured Party against the Issuer or any guarantor or against any other collateral security held by the Secured Party for the payment of the Obligations, nor shall Pledgor seek any reimbursement from the Issuer or any guarantor in respect of amounts realized by the Secured Party in connection with the Collateral, until all amounts owing to the Secured Party on account of the Obligations are paid in full. If any amount shall be paid to Pledgor on account of such subrogation rights at any time when all of the Obligations shall not have been paid in full, such amount shall be held by Pledgor in trust for the Secured Party, segregated from other funds of Pledgor, and shall, forthwith upon receipt by Pledgor, be turned over to the Secured Party in the exact form received by Pledgor (duly indorsed by the Secured Party, if required) to be held as additional collateral security for the Obligations.

13.   Limitation on Duties Regarding Collateral. The Secured Party's sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9207 of the UCC or otherwise, shall be to deal with it in the same manner as the Secured Party deals with similar securities and property for its own account. Neither the Secured Party nor any of its partners, directors, officers, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of Pledgor or otherwise.

14.   Application of Proceeds. Upon the occurrence and during the continuance of an Event of Default, the proceeds of any sale of, or other realization upon, all or any part of the Collateral shall be applied by the Secured Party to the Obligations, and then to payment to Pledgor or its successors or assigns, or as a court of competent jurisdiction may direct, of any surplus then remaining from such proceeds. The Secured Party may make distribution hereunder in cash or in kind or, on a ratable basis, in any combination thereof.

15.   Powers Coupled with an Interest. All authorizations and agencies herein contained with respect to the Collateral constitute irrevocable powers coupled with an interest.

16.   Severability. If any provision of this Pledge Agreement is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be construed to carry out the intentions of the parties hereto as nearly as may be possible and (b) the invalidity or unenforceability of any provisions hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

17.   Headings. The various headings used in this Pledge Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof.

18.   Rights and Remedies Cumulative; Non-Waiver, etc. The enumeration of the rights and remedies of the Secured Party set forth in this Pledge Agreement is not intended to be exhaustive and the exercise by the Secured Party of any right or remedy shall not preclude the exercise of any other rights or remedies, all of which shall be cumulative, and shall be in addition to any other right or remedy given hereunder or under the Related Agreements or that may now or hereafter exist in law or in equity or by suit or otherwise. No delay or failure to take action on the part of the Secured Party in exercising any right, power or privilege under this Pledge Agreement or any other Related Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude other or further exercise thereof or the exercise of any other right, power or privilege or shall be construed to be a waiver of any Event of Default. No course of dealing between the Issuer, the Secured Party or their respective agents or employees shall be effective to change, modify or discharge any provision of this Pledge Agreement or any of the other Related Agreements or to constitute a waiver of any Event of Default. This Pledge Agreement is a Related Agreement executed pursuant to the Purchase Agreement.

19.   Amendments, Waivers and Consents. No term, covenant, agreement or condition of this Pledge Agreement may be amended or waived, nor may any consent be given, except in the manner set forth in the Purchase Agreement.

20.   Successor and Assigns. This Pledge Agreement is for the benefit of the Secured Party and its successors and assigns (as permitted by the Purchase Agreement), and in the event of an assignment of all or any of the Obligations permitted by the Purchase Agreement, the rights hereunder, to the extent applicable to the indebtedness so assigned, may be transferred with such indebtedness. This Pledge Agreement shall be binding on Pledgor and its successors and assigns; provided, however, that

Pledgor may not assign any of its rights or obligations hereunder without the prior written notice to the Secured Party and compliance with this Pledge Agreement.

21. <u>Governing Law</u>. In all respects, including matters of construction, validity and performance, this Pledge Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of California applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof).

22. <u>Notices</u>. All notices and communications hereunder shall be given to the addresses listed on the signature pages hereto and otherwise in accordance with <u>Section 15.6</u> of the Purchase Agreement.

23. <u>Control Agreement; Acknowledgement by Issuer</u>.

(a) Pledgor hereby authorizes and instructs the Issuer to comply, and the Issuer hereby agrees to so comply, with any instruction received thereby from the Secured Party to the extent made in accordance with the terms of this Pledge Agreement with respect to the Collateral, without any consent or further instructions from Pledgor (or other registered owner), and Pledgor agrees that the Issuer shall be fully protected in so complying. The Issuer agrees that its agreement set forth in the preceding sentence shall be sufficient to create in favor of the Secured Party, "control" of the Issuer Interests within the meaning of such term under Sections 8-106(c) and 9106 of the UCC to the extent the Issuer Interests constitute "securities" within the meaning of such term under Section 8102(a)(15) of the UCC.

(b) The Issuer acknowledges receipt of a copy of this Pledge Agreement and agrees to be bound thereby and to comply with the terms thereof insofar as such terms are applicable to it. The Issuer shall notify the Secured Party promptly in writing of the occurrence of any of the events described in <u>Section 6(c)</u> of this Pledge Agreement. The Issuer further agrees that the terms of <u>Section 10</u> of this Pledge Agreement shall apply to it with respect to all actions that may be required of it under or pursuant to or arising out of <u>Section 10</u> of this Pledge Agreement.

24. <u>[Intentionally Omitted]</u>.

25. <u>Consent to Jurisdiction and Venue; Waiver of Jury Trial</u>.

(a) The Issuer and the Pledgor each consents and agrees that all actions, suits or other proceedings arising under or in connection with this Pledge Agreement, the Collateral or any other Related Agreement shall be tried and litigated in state or federal courts located in the County of Los Angeles, State of California, which courts shall have exclusive jurisdiction to hear and determine any and all claims, controversies and disputes arising out of or related to this Agreement, the Collateral or any other Related Agreement. Notwithstanding the foregoing, nothing contained in this <u>Section 25</u> shall preclude the Secured Party from bringing any action, suit or other proceeding in the courts of any other location where the assets of any member of the Company Group or the Collateral may be found or located or to enforce any judgment or other court order in favor of the Secured Party.

(b) The Issuer and the Pledgor each hereby (i) irrevocably submits to the jurisdiction of any such court and consents in advance to such jurisdiction in any action, suit or other proceeding commenced in any such court, (ii) waives any right it may have to assert the doctrine of *forum non conveniens* or any objection that such party may have based upon lack of personal jurisdiction or improper venue and (iii) consents to the granting of such legal or equitable relief as is deemed appropriate by such court. The Issuer and the Pledgor each hereby waives personal service of the summons, complaint or other process issued in any such action, suit or other proceeding and agrees that service of such summons, complaint and other process may be made by registered or certified mail addressed to such party at the address set forth in Section 15.6 of the Purchase Agreement and that service so made shall be deemed completed upon the earlier of such party's actual receipt thereof or 5 days after deposit in the United States mail, proper postage prepaid.

(c)   To the extent permitted under Applicable Laws of any such jurisdiction, Issuer and Pledgor each hereby waives, in respect of any such action, suit or other proceeding, the jurisdiction of any other court or courts that now or hereafter, by reason of such party's present or future domicile, or otherwise, may be available to it.

(d)   ISSUER AND PLEDGOR EACH HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS PLEDGE AGREEMENT, THE COLLATERAL OR ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

26.   Arbitration; Incorporation by Reference. Section 15.13 of the Purchase Agreement is incorporated into this Pledge Agreement by this reference as if such Section was fully set forth herein, and shall apply to this Pledge Agreement, the Collateral and the transactions contemplated hereby.

27.   Counterparts. This Pledge Agreement may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement. Any signature delivered by facsimile or electronic mail shall be deemed to be an original signature hereto

28.   Perfection and Protection of Security Interest.

(a)   Pledgor shall, at its expense, perform all steps requested by Secured Party at any time to perfect, maintain, protect, and enforce Secured Party's Liens granted hereunder, including: (i) filing financing or continuation statements, and amendments thereof, in form and substance reasonably satisfactory to Secured Party; (ii) delivering to Secured Party for the benefit of Secured Party the originals of all Collateral which Secured Party reasonably determines it should have physical possession in order to perfect and protect Secured Party's security interest therein, duly pledged, endorsed or assigned to Secured Party without restriction; (iii) placing notations on Pledgor's books of account to disclose Secured Party's security interest granted hereunder; (iv) obtaining control agreements from securities intermediaries with respect to financial assets in the possession of such securities intermediaries; and (v) taking such other steps as are reasonably deemed necessary or desirable by Secured Party to maintain and protect Secured Party's Liens granted hereunder.

(b)   Pledgor hereby represents and warrants to Secured Party that, as of the date hereof, Pledgor has no Tort Claims, except as set forth on Schedule II. Grantor shall notify Pledgor on no less than a quarterly basis of any Tort Claims known to such Grantor and which arise following the date hereof and such Tort Claims shall be added to Schedule II.

29.   Entire Agreement; Term of Agreement. This Pledge Agreement, together with the Purchase Agreement and the Related Agreements, constitutes the entire agreement with respect to the

subject matter hereof and supersedes all prior agreements with respect to the subject matter hereof. This Pledge Agreement shall remain in effect through and including the date upon which all Obligations shall have been indefeasibly and irrevocably paid and satisfied in full.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned have caused this Pledge Agreement to be duly executed and delivered as of the date first above written.

Issuer:

GFN ASIA PACIFIC HOLDINGS PTY LTD.

By:_____

Name: Christopher A. Wilson
Title: Secretary

Address:

39 East Union Street
Pasadena, California 91103
FAX: 626.795.8090

[signature pages continue]

Pledgor:

GFN U.S. AUSTRALASIA HOLDINGS, INC.

By: _____

Name: Christopher A. Wilson
Title: Secretary

Address:
39 East Union Street
Pasadena, California 91103
FAX: 626.795.8090

[signature pages continue]

Accepted:

BISON CAPITAL PARTNERS V, L.P., as Secured Party

By: BISON CAPITAL PARTNERS V GP, L.P., a Delaware limited partnership, its general partner

By: BISON CAPITAL PARTNERS GP, LLC, a Delaware limited liability company, its general partner, as Secured Party

By:_____

Name: Douglas B. Trussler
Title: Managing Member

Schedule I

Issuer Interests

Pledgor	Issuer Interests
GFN U.S. Australasia Holdings, Inc.	1 ordinary share of GFN Asia Pacific Holdings Pty Ltd.

Schedule II

Tort Claims

None.